Exhibit 99.1

Empire Resorts Contact:	Investor Contact:
Charles A. Degliomini	Jody Burfening
Senior VP, Communications & Government Relations	Lippert/Heilshorn & Associates, Inc.
(845) 807-0001	(212) 838-3777
jburfening@lhai.com

FOR IMMEDIATE RELEASE

EMPIRE RESORTS ANNOUNCES TWIN GAMING VENUES AT
MONTICELLO RACEWAY AND CONCORD HOTEL & RESORT

COMPANY FINALIZES CONCORD
AGREEMENT BASED ON NEW RACING LICENSE

LOUIS R. CAPPELLI JOINS EMPIRE BOARD

Monticello, NY, March 24, 2009 - Empire Resorts, Inc (NASDAQ:NYNY) announced today that it has entered into a new, long-term business arrangement with Concord Associates, L.P. (“Concord”) relating to the Concord Hotel & Resort. Under the new agreement, which runs for 40 years, the Company will retain its existing harness racing and VGM operations at the Monticello Raceway and will benefit financially from an additional harness racing and VGM license that is expected to be issued to Concord by New York State.

Following approval of the new agreement by the Company’s Board of Directors, Mr. Louis R. Cappelli, who heads development of the Concord project, was appointed by the Board as a director of the Company. Mr. Cappelli commented on his appointment, “I am glad to join the Company’s Board of Directors. My primary focus is job creation. New York cannot afford to lose any more jobs. The continuation of harness racing and gaming operations at Monticello Raceway will keep hundreds of jobs in place, and protect the tax base of the Village of Monticello.”

David P. Hanlon, CEO and President of Empire, explained the new license opportunity: “Subject to compliance with certain conditions set forth in a January 15, 2009 letter from the New York State Racing and Wagering Board, an additional harness racing and VGM license is expected to be issued to Concord upon completion of the project and final approval by the Racing and Wagering Board and New York State Lottery.”

On October 23, 2008, the Racing and Wagering Board acted pursuant to Racing, Pari-Mutuel, Wagering and Breeding Law Section 302 and approved the filing of the certificate of incorporation of Concord Empire Raceway Corp., a New York harness racing corporation authorized to hold harness race meetings and apply for a Section 307 license to conduct pari-mutuel harness horse racing, and on January 15, 2009, the Racing and Wagering Board agreed to grant priority to and, subject to certain conditions, act favorably on an application submitted by Concord Empire Raceway Corp. for a license to conduct pari-mutuel harness racing meets at the Concord. The additional license, when issued to Concord, would allow two seasonal harness track ‘meets’ operating in the Catskills, one at Monticello Raceway and one at the Concord, and the Company would have a financial interest in two licensed tracks and VGM operations in Sullivan County.

The economic benefits to Empire from the 40-year agreement, which will close when Concord concludes its construction financing, will be a significant addition to the Company’s cash flow from racing and VGM operations at the Monticello Raceway. Empire will receive from Concord, after Concord opens: (1) a $2 million annual fee that increases by 5% every five years over the 40-year term, (2) an annual percentage fee over the 40 years equal to the greater of $2 million or 2% of “Gross Gaming Revenues”, including from future legalization or Indian gaming projects (determined after amounts payable to New York State, horsemen and breeders), and (3) a payment of $25 million upon any sale or transfer of the Concord gaming facilities, with the buyer assuming liability to Empire for the annual fee of 2% of Gross Gaming Revenues for the balance of the 40-year term. With no less than $2 million a year payable under the percentage fee, Concord will be providing Empire with at least $4 million a year in additional net cash flow.

Concord will also fund, after opening of its harness track, 100% of the amounts payable by Empire each year to the Monticello Raceway horsemen and breeders with respect to their share of VGM revenues. This is a significant, recurring, annual cost reduction for Empire. In calendar year 2008, the amount paid by Empire to horsemen and breeders was $5.8 million. In addition, during the 2-year construction period, Concord is providing additional guarantees to Empire, consisting of a backup basket of funds totaling $4 million dollars to cover potential shortfalls to the horsemen and breeders prior to the Concord opening (as well as to the note holders under certain circumstances).

Mr. Hanlon also explained some potential future business opportunities: “In addition to enhanced annual minimum and percentage fees based on Concord’s operations, anticipated economies of scale and anticipated shared savings on the two tracks and VGM operations, our existing business at the Raceway may now be further enhanced by pending legislative approval in the near term of electronic table games, including electronic versions of blackjack, roulette, and craps. Moreover, in the event of an amendment to the State Constitution to legalize commercial gaming in Sullivan County in the next several years, or in the event that the Obama Administration withdraws restrictive guidelines adopted in January 2008 relating to the distance of off-reservation Native American gaming projects from tribal reservations (presently an issue pending before the United States Department of Interior), Empire would be well positioned to take advantage of any (or both) of these opportunities.”

Mr. Hanlon commented on the existing relationship of the Company with its note holders: “The Company is not in default of any of its obligations to note holders and has made debt service payments on a timely basis. Our $65 million in convertible notes do not mature until 2014. Although each note holder has an independent call for redemption on July 31, 2009, no note holder has yet advised the Company of a specific intention to do so. Empire’s potential as a profitable business is enhanced by the finalization of its agreement with Concord, which puts the Company in a far better financial position to negotiate an amicable restructuring with its note holders.”

The Company’s Board intends to designate three nominees who, along with Mr. Cappelli, will replace four directors who have resigned to accommodate a restructuring of the Company and streamlining of its operations, starting with the implementation of an immediate cost-cutting program. The Company has accepted the resignations of Chairman and director John Sharpe and directors Frank Catania, Richard Robbins and Ken Dreifach.

Mr. Hanlon commended the outgoing directors and thanked them for their service to the Company, “We thank our former Chairman and directors for their devoted service, hard work, dedication to the Company and extraordinary contributions, which are very much appreciated.”

About Empire Resorts, Inc.

Empire Resorts operates the Monticello Gaming & Raceway and is involved in the development of another gaming resort project in the Catskills. Additional information can be found at www.empiresorts.com.

Statements in this press release regarding the company's business that are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the need for regulatory and contractual approvals, financing and successful completion of construction. The company wishes to caution readers not to place undue reliance on such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1994, and as such, speak only as of the date made. To the extent the content of this press release includes forward-looking statements, they involve various risks and uncertainties including (i) the risk that the Company’s agreement with Concord Associates is not closed; (ii) the risk that financing necessary for the proposed project may not be able to be obtained because of credit factors, market conditions or other contingencies, (iii) the risk that regulatory or contractual approvals are not obtained, (iv) the risk of non-compliance by various counterparties of the related agreements, and (iv) general risks affecting the company as described from time to time in it's reports filed with the Securities and Exchange Commission. For a full discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the company's Annual Report or Form 10-K for the most recently ended fiscal year.